February 4, 2011

VIA EDGAR AND FACSIMILE (703) 813-6968

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Ms. Chambre Malone

Re:	Gevo, Inc.

Registration Statement on Form S-1

Filed August 12, 2010

File No. 333-168792

Acceleration Request

Requested Date: February 8, 2011

Requested Time: 3:00 P.M. Eastern Time

Dear Mr. Ingram and Ms. Malone:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gevo, Inc. (the “Company”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-168792) (the “Registration Statement”) to be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

We respectfully request that the Staff notify the Company of the effectiveness of the Registration Statement by contacting Teri E. O’Brien of Paul, Hastings, Janofsky & Walker LLP, by telephone at (858) 458-3031.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Ms. O’Brien via facsimile at (858) 458-3131 and via mail c/o Paul, Hastings, Janofsky & Walker LLP, 4747 Executive Drive, 12th Floor, San Diego, California 92121.

Sincerely,

GEVO, INC.

By:	/s/ Brett Lund
Name:	Brett Lund
Title:	Executive Vice President, General Counsel and Secretary

cc:	Deyan P. Spiridonov, Esq. (Paul, Hastings, Janofksy & Walker LLP)
Teri E. O’Brien, Esq. (Paul, Hastings, Janofsky & Walker LLP)